Mail Stop 0308

								June 17, 2005

Mr. Michael D. James
Vice President & Chief Financial Officer
Amcon Distributing Company
7405 Irvington Road
Omaha, NE 68122

	Re:	Form 10-K for the Fiscal Year Ended September 24, 2004
		Form 10-Q for the Quarter Ended December 31, 2004
      File No. 1-15589

Dear Mr. James:

	We have reviewed your response dated May 25, 2005 to our comment letter dated March 25, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 24, 2004

Part IV
Item 15 - Exhibits, Financial Statement Schedules and Reports on
Form
8-K, page 18
 (a)(3) Exhibits, page 19

1. We note your response to comment 8 in our letter dated March
25,
2005. Please indicate in the Exhibit Index those contracts that are management contracts or compensation plans or arrangements as required by paragraph (a)(3) of Item 601 of Regulation S-K. The additional exhibit referred to in your response is not required by
Item 601 of Regulation S-K.


2004 Annual Report

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 1.  Summary of Significant Accounting Policies, page F-7
(d)  Cash and Accounts Payable, page F-8
Note 4.  Stockholders` Equity, page F-20

2. We note your response to comments 23 and 27 in our letter dated March 25, 2005. Please file the amendments to your Form 10-K and Form 10-Q to correct the classification errors in your financial statements. With respect to the amendments, please:
* disclose in a footnote your prior classifications and your revised
classifications and the as reported and as restated amounts so that
readers will understand the impact of the corrections on your financial statements; and
* include a discussion of the restatements in Item 8A and
currently
dated and signed certifications required by Item 601(b)(31) and
(32)
of Regulation S-K.

Note 13.  Other Income, page F-28

3. We note your response to comment 32 in our letter dated March
25,
2005. A gain or loss on the sale of a long-lived asset that is not a component of an entity should be included in income from operations.
See paragraph 45 of FAS 144. Please revise to reclassify the impairment loss included in other income, net to (loss) income from operations.

Form 10-Q for the Quarter Ended December 31, 2004

Item 4.  Controls and Procedures, page 29

4. We note your response to comment 35 in our letter dated March
25,
2005. It appears the proposed revision related to the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures is qualified. Please do not include a qualification such as "and subject to the foregoing" in the disclosure required by Item 307 of
Regulation S-K. Please amend your filing to delete the qualification.

		As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Bill Thompson, Staff Accountant, at (202)
551-
3344 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841 if you have any questions regarding these comments.

      Sincerely,



								Michael Moran
								Accounting Branch Chief

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Mr. Michael D. James
Amcon Distributing Company
June 17, 2005
Page 1






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE